OMB APPROVAL

OMB Number:	3235-0145

Expires:	December 31, 2005

Estimated average burden
hours per response . . . 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SonicWALL, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

835470105 (CUSIP Number)

12/31/03

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

Page 1 of 6 pages

CUSIP No. 835470105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sudhakar Ravi

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 4,843,286 6. Shared Voting Power 1,100,000* 7. Sole Dispositive Power 4,843,286 8. Shared Dispositive Power 1,100,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,843,286**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.84%

12.	Type of Reporting Person (See Instructions) IN

Page 2 of 6 pages

CUSIP No. 835470105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sumithra Ravi

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 1,100,000* 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 1,100,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,000*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) IN

Page 3 of 6 pages

Item 1.	(a)	Name of Issuer:

SonicWALL, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1143 Borregas Avenue, Sunnyvale, CA 94089

Item 2.	(a)	Name of Person Filing:

Sudhakar Ravi and Sumithra Ravi, husband and wife

	(b)	Address of Principal Business Office or, if none, Residence:

c/o SonicWALL, Inc., 1143 Borregas Avenue, Sunnyvale, CA 94089

	(c)	Citizenship:

United States of America

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

835470105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owed:

Sudhakar Ravi: 6,843,286 shares**

Sumithra Ravi: 1,100,000 shares*

	(b)	Percent of class:

Sudhakar Ravi: 9.84%, based on 68,613,012 outstanding shares of Common Stock of the Issuer as of December 31, 2003.

Sumithra Ravi: 1.6%, based on 68,613,012 outstanding shares of Common Stock of the Issuer as of December 31, 2003.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Sudhakar Ravi: 4,843,286 shares Sumithra Ravi: 0 shares

(ii) Shared power to vote or to direct the vote

Sudhakar Ravi: 1,100,000 shares* Sumithra Ravi: 1,100,000 shares*

(iii) Sole power to dispose or to direct the disposition of

Sudhakar Ravi: 4,843,286 shares Sumithra Ravi: 0 shares

(iv) Shared power to dispose or to direct the disposition of

Sudhakar Ravi: 1,100,000 shares* Sumithra Ravi: 1,100,000 shares*

Page 4 of 6 pages

* The shares are held by Sudhakar and Sumithra Ravi 1999 Trust.

** Includes 1,100,000 shares held by Sudhakar and Sumithra Ravi 1999 Trust and 900,000 shares which may be acquired within 60 days of December 31, 2003 upon exercise of stock options by Sudhakar Ravi.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2004 Date

/s/ Sudhakar Ravi Signature

Sudhakar Ravi Name/Title

February 12, 2004 Date

/s/ Sumithra Ravi Signature

Sumithra Ravi Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 6 of 6 pages